**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**April 17, 2009**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**MultiCell Technologies, Inc.**

**File No. 001-10221 - CF#23409**
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MultiCell Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 19, 2009.

Based on representations by MultiCell Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1  through December 3, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Pamela Howell
Special Counsel